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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                              dj Orthopedics, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   23325G 10 4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 15, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                               Page 1 of 17 Pages

                                  SCHEDULE 13G

ISSUER: dj Orthopedics, Inc.                             CUSIP No.: 23325G 10 4

-------------------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           J.P. Morgan Partners (23A SBIC), LLC
           13-3986302
           ....................................................................
-------------------------------------------------------------------------------

   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a).................................................................

           (b).................................................................
-------------------------------------------------------------------------------

   3.      SEC Use Only........................................................

-------------------------------------------------------------------------------

   4.      Citizenship or Place    J.P. Morgan Partners (23A SBIC), LLC is
           of Organization         organized under the laws of the State of
                                   Delaware.
                                   ............................................
-------------------------------------------------------------------------------

 Number of     5.     Sole Voting Power     214,140   shares of Common Stock
                                            ...................................
 Shares        ----------------------------------------------------------------
                      Shared Voting
 Beneficially  6.     Power                 0 shares of Common Stock
                                            ...................................
               ----------------------------------------------------------------
 Owned by             Sole Dispositive
               7.     Power                 214,140 shares of Common Stock
 Each Reporting                             ...................................
               ----------------------------------------------------------------
 Person With          Shared Dispositive
               8.     Power                 0 shares of Common Stock
                                            ...................................
-------------------------------------------------------------------------------
9.          Aggregate Amount Beneficially Owned by Each
            Reporting Person                214,140 shares of Common Stock
                                            ...................................
-------------------------------------------------------------------------------
10.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)              ...................................
-------------------------------------------------------------------------------
11.         Percent of Class Represented by Amount in
            Row (11)                        1.2%
                                            ...................................
-------------------------------------------------------------------------------
12.        Type of Reporting Person (See Instructions)

           OO
 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................



SEC 1745 (3-98)               Page 2 of 17 Pages

                                  SCHEDULE 13G

ISSUER: dj Orthopedics, Inc.                             CUSIP No.: 23325G 10 4

-------------------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           J.P. Morgan DJ Partners, LLC
           52-2157538
           ....................................................................
-------------------------------------------------------------------------------

   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a).X...............................................................

           (b).................................................................
-------------------------------------------------------------------------------

   3.      SEC Use Only........................................................

-------------------------------------------------------------------------------

   4.      Citizenship or Place    J.P. Morgan DJ Partners, LLC is
           of Organization         organized under the laws of the State of
                                   Delaware.
                                   ............................................
-------------------------------------------------------------------------------

 Number of     5.     Sole Voting Power     8,167,512   shares of Common Stock
                                            ...................................
 Shares        ----------------------------------------------------------------
                      Shared Voting
 Beneficially  6.     Power                 0 shares of Common Stock
                                            ...................................
               ----------------------------------------------------------------
 Owned by             Sole Dispositive
               7.     Power                 8,167,512 shares of Common Stock
 Each Reporting                             ...................................
               ----------------------------------------------------------------
 Person With          Shared Dispositive
               8.     Power                 0 shares of Common Stock
                                            ...................................
-------------------------------------------------------------------------------
9.          Aggregate Amount Beneficially Owned by Each
            Reporting Person                8,167,512 shares of Common Stock
                                            ...................................
-------------------------------------------------------------------------------
10.         Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)              ...................................
-------------------------------------------------------------------------------
11.         Percent of Class Represented by Amount in
            Row (9)                          45.7%
                                            ...................................
-------------------------------------------------------------------------------
12.        Type of Reporting Person (See Instructions)

           OO
 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................




SEC 1745 (3-98)                 Page 3 of 17 Pages

                                  SCHEDULE 13G

ISSUER: dj Orthopedics, Inc.                             CUSIP No.: 23325G 10 4


         ITEM  1.


            a. The name of the issuer is dj Orthopedics, Inc. (the "Issuer")

            b. The principal executive office of the Issuer is located at 2985
               Scott Street, Vista, CA 92083

         ITEM  2.

            a. J.P. Morgan Partners (23A SBIC), LLC
               J.P. Morgan DJ Partners, LLC

               Supplemental information relating to the ownership and control of the persons filing this statement is included in Exhibit 2(a) attached hereto.

            b. c/o J.P. Morgan Partners, LLC
               1221 Avenue of the Americas - 40th Floor
               New York, NY 10020

            c. Delaware

            d. The class of securities to which the statement relates is
               Common Stock.

            e. The CUSIP Number is 23325G 10 4

         ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B), OR SS.SS.240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING
                 IS A:

                  Not applicable.

         ITEM  4. OWNERSHIP

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               a.      Amount Beneficially Owned:

                       J.P. Morgan Partners (23A SBIC), LLC:     214,140
                       J.P. Morgan DJ Partners, LLC            8,167,512

               b.      Percentage of Class:

                      J.P. Morgan Partners (23A SBIC), LLC         1.2%
                      J.P. Morgan DJ Partners, LLC                45.7%

                      Aggregate:                                  46.9%
                                                                  -----
               c.     Number of shares as to which such person has:



SEC 1745 (3-98)                 Page 4 of 17 Pages

                                  SCHEDULE 13G

ISSUER: dj Orthopedics, Inc.                             CUSIP No.: 23325G 10 4



              (i)      sole power to vote or to direct the vote:

                      J.P. Morgan Partners (23A SBIC), LLC           214,140
                      J.P. Morgan DJ Partners, LLC                 8,167,512

             (ii)     Shared power to vote or direct the vote:

                      J.P. Morgan Partners (23A SBIC), LLC                 0
                      J.P. Morgan DJ Partners, LLC                         0

            (iii)     Sole power to dispose or direct the disposition of:

                      J.P. Morgan Partners (23A SBIC), LLC           214,140
                      J.P. Morgan DJ Partners, LLC                 8,167,512

             (iv)     Shared power to dispose or direct the disposition of:

                      J.P. Morgan Partners (23A SBIC), LLC                 0
                      J.P. Morgan DJ Partners, LLC                         0

            ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                      Not applicable.

            ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                      Not applicable.

            ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                      Not applicable.

            ITEM  8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                      Not applicable.

            ITEM  9.  NOTICE OF DISSOLUTION OF GROUP

                      Not applicable.

            ITEM  10. CERTIFICATION

                      Not applicable.




SEC 1745 (3-98)                 Page 5 of 17 Pages

                                  SCHEDULE 13G

ISSUER: dj Orthopedics, Inc.                             CUSIP No.: 23325G 10 4



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    J.P. MORGAN PARTNERS (23A SBIC), LLC
                    By: J.P. Morgan Partners (23A SBIC Manager), Inc.

                    By:     /s/ Mitchell J. Blutt, M.D.
                            -----------------------------------
                             Mitchell J. Blutt
                             Executive Vice President

                    Date:    February 14, 2002


                    J.P. MORGAN DJ PARTNERS, LLC
                    By: J.P. Morgan Fairfield Partners, LLC, its Managing Member

                    By:     /s/ Charles T. Orsatti
                            -----------------------------------
                             Charles T. Orsatti
                             Managing Member

                    Date:    February 14, 2002



SEC 1745 (3-98)                Page 6 of 17 Pages